    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of Schwab MarketTrack Growth Portfolio II (formerly Schwab Asset Director - High Growth Portfolio) (a series constituting part of Schwab Annuity Portfolios, hereafter referred to as the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 1998, July 31, 1998 and December 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, July 31, 1998 and December 31, 1998 with respect to mutual fund investments reflected in the investment account of the Fund.


Schwab MarketTrack Growth Portfolio II



/s/ William J. Klipp
------------------------------------------
William J. Klipp
Executive Vice President and Chief Operating Officer


/s/ Tai-Chin Tung
------------------------------------------
Tai-Chin Tung
Treasurer and Principal Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS

January 29, 1999

To the Board of Trustees of
Schwab MarketTrack Growth Portfolio II

We have examined management's assertion, about Schwab MarketTrack Growth Portfolio II's (formerly Schwab Asset Director - High Growth Portfolio) (a series constituting part of Schwab Annuity Portfolios, hereafter referred to as the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 1998, July 31, 1998 and December 31, 1998 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Fund's compliance with those requirement. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examinations was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1998, July 31, 1998 and December 31, 1998, and the period from October 31, 1997 (the date of last examination) through December 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

- Review of the Fund's mutual fund investments at June 30, 1998, July 31, 1998 and December 31, 1998 recorded on the books and records of Charles Schwab & Co. Inc. ("CSC") in its capacity as depositary for Chase Manhattan Bank, the Fund's custodian.

- Review of management's reconciliation of omnibus account positions recorded by CSC to mutual fund investments recorded on the books and records of the Fund at June 30, 1998, July 31, 1998 and December 31, 1998, in all material respects.

- In conjunction with work performed for other SchwabFunds as of October 31, 1998, agreement of three security purchases and three security sales since our last examination from the books and records of the Fund to third party mutual fund transfer agent or DTC confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, July 31, 1998 and December 31, 1998 with respect to mutual fund investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.

/s/ PricewaterhouseCoopers LLP

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                     June 30, 1998

2.    State Identification Number:

       AL                 AK            AZ                  AR              CA          CO
       CT                 DE            DC                  FL              GA          HI
       ID                 IL            IN                  IA              KS          KY
       LA                 ME            MD                  MA              MI          MN
       MS                 MO            MT                  NE              NV          NH
       NJ                 NM            NY                  NC              ND          OH
       OK                 OR            PA                  RI              SC          SD
       TN                 TX            UT                  VT              VA          WA
       WV                 WI            WY                  PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                     July 31, 1998

2.    State Identification Number:

       AL                 AK            AZ                  AR              CA          CO
       CT                 DE            DC                  FL              GA          HI
       ID                 IL            IN                  IA              KS          KY
       LA                 ME            MD                  MA              MI          MN
       MS                 MO            MT                  NE              NV          NH
       NJ                 NM            NY                  NC              ND          OH
       OK                 OR            PA                  RI              SC          SD
       TN                 TX            UT                  VT              VA          WA
       WV                 WI            WY                  PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1.    Investment Company Act File Number:      Date examination completed:

                   811-8314                                   December 31, 1998

2.    State Identification Number:

       AL                 AK            AZ                  AR              CA          CO
       CT                 DE            DC                  FL              GA          HI
       ID                 IL            IN                  IA              KS          KY
       LA                 ME            MD                  MA              MI          MN
       MS                 MO            MT                  NE              NV          NH
       NJ                 NM            NY                  NC              ND          OH
       OK                 OR            PA                  RI              SC          SD
       TN                 TX            UT                  VT              VA          WA
       WV                 WI            WY                  PUERTO RICO

  Other (specify):

3.    Exact name of investment company as specified in registration statement:

      SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

      101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104